

07006223

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-053318

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RG INVESTMENTS CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

290 Jesús T. Piñero 8th Floor
(No. and Street)

San Juan (City) P.R. (State) 00918 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Liza Cardona (787)474-5252 Ext. 5520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSMROC & Company
(Name – *if individual, state last, first, middle name*)

P.O. Box 10528 (Address) San Juan (City) PR (State) 00922-0528 (Zip Code)

PROCESSED
MAY 04 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
APR 30 2007
WASH, D.C.
200

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Marla M. Acosta, of legal age, married, resident of Guaynabo, executive, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R-G Investments Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

...orn and subscribed before me by Marla M. ...ta, of the personal circumstances ...ted above, personally known to me. San Juan, Puerto Rico, this 27th day of April, 2007.

Marla M. Acosta
Signature

General Securities principal
Title

Aff 710

Notary Public


RAMON LUIS NIEVES PEREZ
PUERTO RICO
ABOGADO-NOTARIO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RSM! ROC & Company
Certified Public Accountants & Consultants

R-G Investments Corporation

(a wholly-owned subsidiary of R&G Financial Corporation)

Financial Statement
December 31, 2006



RSM ROC & Company

Certified Public Accountants & Consultants

RSM ROC & Company
PO Box 10528
San Juan, PR 00922-0528
787.751.6164 F 787.759.7479
www.rocpr.net

To: The Board of Directors and Stockholders of
R-G Investments Corporation

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of R-G Investments Coproration (the Company), a wholly owned subsidiary of R&G Financial Corporation, as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion of this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of R-G Investment Coproration as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 18 to the financial statement, on October 12, 2006, with the approval of National Association of Securities Dealers (NASD), the Company commenced a process of closing out its business and is transferring certain assets, including client accounts and personnel, of the retail brokerage business to an unrelated broker-dealer. The Company expects to continue operating as a broker dealer for the purpose of unwinding its operations until the first half of 2007 and to maintain registration with NASD until all customer accounts are transferred to the unrelated broker-dealer.

San Juan, Puerto Rico
April 26, 2007.



Stamp No. 2204904 was affixed
to the original of this report.

R-G INVESTMENTS CORPORATION

(a wholly-owned subsidiary of R&G Financial Corporation)

STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS	
Cash	$ 5,552,285
Cash segregated under federal regulations	500,000
Securities purchased under agreements to resell	4,153,756
Securities owned-	
Marketable, at market value ($5,015,970 pledged)	5,026,970
Not readily marketable, at estimated fair value	1,321,130
Accrued interest receivable	68,579
Receivables from clearing broker	1,538,341
Other receivable	334,906
Prepaid income tax	481,681
Deferred tax asset	321,182
Property and equipment, net	267,723
Other assets	113,718
	$ 19,680,271
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Securities sold under agreements to repurchase	$ 8,954,347
Accounts payable, accrued expenses and other liabilities	234,034
	9,188,381
CONTINGENCIES	
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 1,000,000 shares authorized; 100,000 shares issued and outstanding	100,000
Additional paid-in capital	7,600,000
Retained earnings	2,791,890
	10,491,890
	$ 19,680,271

The accompanying notes are an integral part of this financial statement.

1) Organization and nature of business:

R-G Investments Corporation (the Company) is engaged in brokerage services and is a member of the National Association of Securities Dealers (NASD). The Company operates in the Commonwealth of Puerto Rico and is a wholly-owned subsidiary of R&G Financial Corporation (the Parent Company). On October 12, 2006, the Company commenced a process of closing out its business. Refer to Note 19, for description of unwinding of operations.

The Company is a registered broker-dealer pursuant to section 15(c) of the Securities Exchange Act of 1934 and claims exemption under Section (k)(2)(ii) of the reserve requirement under Securities Exchange Commission (SEC) Rule 15c3-3. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a registered broker dealer.

2) Summary of significant accounting policies:

Basis of presentation – The accounting policies followed by the Company conform to predominant practices followed by the broker-dealer industry and are in conformity with accouting principles generally accepted in the United States of America (GAAP). The following summarizes the most significant accounting policies followed by the Company:

Use of estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Securities purchased/sold under agreements to resell/repurchase – Transactions involving purchases of securities under agreements to resell or sales of securities under agreements to repurchase are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. The Company monitors the market value of the securities as collateral under the resale agreements as compared to the related receivable, including accrued interest, and requests additional collateral when deemed necessary.

Securities owned – Securities owned transactions are recorded on the trade date, as if they had settled. Marketable securities owned are recorded at market value. Non-marketable securites owned are recorded at estimated fair value. Unrealized gains and losses on securities owned are included in the statement of loss. Premiums are amortized and discounts are accreted as an adjustment to interest income over the life of the related securities using a method that approximates the interest method.

Receivables from clearing broker – Accounts receivable from clearing broker include principally amounts due on transactions as of December 31, 2006.

Property and equipment – Is stated at cost, net of accumulated depreciation. Depreciation of property and equipment is provided on the straight line basis over the estimated useful life of the asset, which ranges from 3 years for data processing equipment, to 5 years for furniture and office equipment.

Major additions are capitalized, while ordinary maintenance and repairs are charged to expense as incurred. At the time property and equipment is sold or otherwise disposed of, the cost and related depreciation are removed from the books and the resulting gain or loss, if any, is credited or charged to operations.

The Company continually evaluates its long-lived assets to determine whether current events and circumstances warrant adjustment to the carrying values or amortization periods. The Company measures impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, an estimate of the future cash flows expected to result from the use of the asset and its eventual disposition must be made. If the sum of the future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Based on its review, the Company does not believe that an impairment of its long-lived assets has occurred as of December 31, 2006.

Revenue recognition – Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Underwriting and advisory fees are recorded at the time the underwriting is completed and income is reasonably determinable.

Income tax – The Company uses an asset and liability approach in the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

3) Concentrations of credit risk:

The Company has commitments and risks associated with clients and customers resulting from financing transactions including repurchase agreements. Although the Company has a diversified client base, a significant portion of such financial transactions is conducted with counterparties in the financial services industry, including broker-dealers, commercial banks and diversified financial service corporations within Puerto Rico. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

4) Cash segregated under federal regulations:

At December 31, 2006, cash of $500,000 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3.

5) Securities purchased under agreements to resell:

The securities underlying the agreements to resell were delivered to, and are held by, the Company. The counterparties to such agreements maintain effective control over such securities. Although the Company is permitted by contract to repledge the securities, it has agreed to resell to the counterparties the same or substantially similar securities at the maturity of the agreements.

The fair value of the collateral securities received by the Company on these transactions as of December 31, 2006, all of which have been repledged and used as underlying securities for securities sold under agreements to repurchase, aggregates approximately $4,154,000.

6) Securities owned:

At December 31, 2006, marketable securities owned at market value consist of the following:

Description	Amount
U.S. Government and agency obligations	$ 5,015,970
Municipal government obligations	11,000
	$ 5,026,970

At December 31, 2006, the Company has pledged $5,015,970 as collateral for securities under repurchase agreements.

Securities owned not readily marketable include investment securities (a) for which there is no market on a security exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the Company.

At December 31, 2006, non-marketable securities at estimated fair value consist of the following:

Description	Amount
Corporate obligations	$ 1,107,144
Mutual funds	213,986
	$ 1,321,130

7) Receivable from clearing broker:

At December 31, 2006, amounts receivable from clearing broker consist of the following:

Description	Amount
Receivables from clearing broker	$ 1,245,847
Fees and commissions receivable	292,494
	$ 1,538,341

The Company is an introducing broker who clears all of its transactions with and for customers through a clearing broker on a fully disclosed basis. Custody of securities owned by the customers of the Company is maintained by the same clearing broker, as described in Note 14.

8) Property and equipment:

At December 31, 2006, property and equipment consists of the following:

Description	Amount
Furniture and office equipment	$ 534,129
Data processing equipment	93,359
	627,488
Less: Accumulated depreciation	(359,765)
	$ 267,723

9) Securities sold under agreements to repurchase:

The following table summarizes certain information on securities sold under agreements to repurchase as of December 31, 2006:

Description	Amount
Securities sold under agreements to repurchase	$ 8,954,347
Maximum aggregate balance outstanding at any month-end	$ 91,112,500
Average monthly aggregate balance outstanding	$ 68,262,730
Interest rate-	
At December 31, 2006	5.58%
Weighted average for the year	5.21%

The repurchase agreements outstanding as of December 31, 2006, had maturities ranging from 30 days to 365 days and interest rates ranging between 5.20% to 5.60%.

10) Subordinated borrowings:

The Company has a revolving subordinated loan agreement with a commercial bank which matured on September 15, 2006. Under the agreement, the Company may borrow up to $10,000,000. The interest rate on this loan was based on the 3-month LIBOR or the prime rate, plus 168 basis points, as determined by lender prior to advances. All borrowings under this agreement qualify as regulatory capital and the agreement include all statutory restrictions specified by the Uniform Net Capital Rule. For the year ended December 31, 2006, the Company paid in full the 2005 balance of subordinated borrowings of $3,000,000 and approximately $135,000 in interest related to borrowings under this agreement.

11) Income tax:

The Company provides for income tax using the applicable Puerto Rico income tax statutory rates. The effective income tax rate differs from the applicable statutory rate due to certain expenses that are recorded for financial statements purposes, which are accounted for differently for tax purposes.

The Company's income tax benefit for the year ended December 31, 2006, is as follows:

Description		Amount
Current	$	9,951
Deferred		169,867
	$	179,818

The components of the Company's deferred tax asset at December 31, 2006, are as follows:

Description		Amount
Securities owned	$	32,628
Net operating losses		288,554
	$	321,182

In assessing the realizability of the deferred tax asset, management considers whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The realization of the deferred tax asset is dependent upon the generation of future taxable income in the periods in which those temporary differences become deductible. Management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

12) Financial instruments:

Generally, the majority of the Company's financial assets and liabilities are either valued at market or estimated fair value or, because of their short-term nature, their carrying values approximate fair value. Fair values of financial instruments are based on quoted market prices or on quoted prices for similar financial instruments.

13) Lease agreement:

At December 31, 2006, the Company operates on premises subleased from a related party under a month-to-month sublease agreement. Total rent expense for the year ended December 31, 2006 was approximately $238,000.

14) Clearing agreement:

The Company has entered into a clearing and custody agreement with Pershing LLC (Pershing). Pershing is a member of various stock exchanges and subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis and has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through Pershing, the Company believes there is no maximum amount assignable to this right. At December 31, 2006, the Company had no liabilities with regard to such right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

15) Related party transactions:

During the year ended December 31, 2006, the Company had interest income with affiliated companies of approximately $499,000. At December 31, 2006, the Company had the following balances outstanding with related parties:

Description	Amount
Cash	$ 348,027
Securities purchased under agreements to resell	$ 2,429,984
Accrued interest receivable	$ 20,376
Other payables	$ 16,263

Balances due to Parent Company and affiliates relate to the cost of operating services provided by R&G Financial Corporation or expenses paid on behalf of the Company, as well as the amounts receivable on securities transactions with affiliates.

16) Net capital requirements:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) under the Securities Exchange Act of 1934 and has elected to compute its net capital in accordance with the alternative method of the Rule. Under the alternative method, the Company is required to maintain at all times a net capital equal to the greater of $250,000 or 2.00% of aggregate debit items computed in accordance with the Rule. At December 31, 2006, the Company's net capital of $7,138,795 was $6,888,795 in excess of the required net capital of $250,000. The Company's net capital ratio was 28 to 1.

17) Contingencies:

The Company in its ordinary course of business is a party to certain legal claims. Management after consulting with its legal counsel, is of the opinion that the ultimate outcome of these claims, will not have a material effect on the Company's financial position and results of operations.

18) Unwinding of operations:

On October 12, 2006, with the approval of NASD, the Company commenced a process of closing out its business. In connection with this process, the Company is transferring to an unrelated broker-dealer certain assets, including client accounts and personnel, of the retail brokerage business. For the year ended December 31, 2006, the transfer of such assets to the unrelated broker-dealer has resulted in a gain of $780,910. In disposing of the assets of the retail brokerage business, the Company is working together with the unrelated broker-dealer to facilitate the transfer of assets, client accounts and personnel to the unrelated broker-dealer. The Company expects to continue operating as a broker dealer for the purpose of unwinding its operations until the first half of 2007 and to maintain registration with NASD until all customer accounts are transferred to the unrelated broker-dealer.

END